10 March, 2006	TSX: QC
AMEX/AIM: QCC

AIM MARKET LISTING

Vancouver, British Columbia, 10 March, 2006 – Pursuant to the rules of AIM of the London Stock Exchange, Quest Capital Corp. (the “Company”) has applied for the following:

1.

8,791,668 new common shares without par value in the capital of the Company to be admitted to trading on the AIM market. The shares have been issued following the exercise of 8,791,668 warrants at the exercise prices of Cdn$1.50 and Cdn$1.60 each. These shares have also previously been listed on The Toronto Stock Exchange.

The shares will rank pari passu with existing ordinary shares and dealings on the AIM are expected to commence in the new ordinary shares at 8.00 am on 13 March 2006.

2.

For a block listing on AIM of a total of 11,071,333 common shares with no par value issuable in connection with the exercise of options granted to directors, officers and employees pursuant to the Company’s Amended and Restated 2005 Stock Option Plan and the exercise of brokers compensation options. These shares have not been issued and there is no assurance that they will be issued.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President

Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.